Sangcash, LLC

Financial Statements

For the fiscal years ended December 31, 2017, 2018, 2019, 2020, 2021

Unaudited

SangCash LLC
Balance Sheet

As of December 31

	2017	2018	2019	2020	2021
ASSETS					
CURRENT ASSETS					
Cash and cash equivalents	$17.79	$17.79	$0	$0	$0
Prepaid Expenses	$0	$0	$0	$0	$0
Accounts Receivable	$0	$0	$0	$0	$0
Total Current Assets	$17.79	$17.79	$0	$0	$0
Total Assets	$17.79	$17.79	$0	$0	$0
LIABILITIES AND SHAREHOLDER EQUITY					
CURRENT LIABILITIES					
Accounts Payable	$0	$0	$0	$0	$0
Total Liabilities					
SHAREHOLDERS' EQUITY					
Owner's Investment	$5,973.00	$1,500	$550	$500	$9,100
Additional Paid in Capital	-$5,955.21	-$1,500	-$550	$500	$9,100
Total Liabilities and Paid in Capital	$17.79	$17.79	$0	$0	$0

SangCash LLC
Statement of Operations

	2017	2018	2019	2020	2021
Operating Income	$0	$0	$0	$0	$4,500
Gross Profit	$0	$0	$0	$0	$4,500
Operating Expenses					
Advertising & Marketing	$0	$0	$0	$0	$0
Bank Charges & Fees	$0	$0	$0	$0	$0
Legal & Professional Services	$5,955.21	$1500	$550	$500	$9,100
Meals & Entertainment	$0	$0	$0	$0	$0
Office Supplies & Software	$0	$0	$0	$0	$0
Paypal Fees	$0	$0	$0	$0	$0
Rent & Lease	$0	$0	$0	$0	$0
Salaries & Wages	$0	$0	$0	$0	$4,500
Contract Labor	$0	$0	$0	$0	$0
Travel	$0	$0	$0	$0	$0
Utilities	$0	$0	$0	$0	$0
Net Income	-$5,955.21	-$1,500	-$550	-$500	-$9,100

SangCash LLC

Consolidated Statement of Equity

	Member Units	Additional Paid-In Capital				
		2017	2018	2019	2020	2021
Beginning Balance	100%	$0	17.79	$17.79	$0	$0
Contributions		$5,973.00	$1,500	$532.21	$500	$13,600
Other Comprehensive gain/loss		-$5,955.21	-$1,500	-$550	-$500	-$13,600
Net Income		$17.79	$17.79	$0	-$0	$0

SangCash, LLC
Statement of Cash Flows

	2017	2018	2019	2020	2021
Cash Flows from Operating Activity	$5,150	$1,500	$802	$0	$9,100
Net Income	$0	$0	$0	$0	$0
Change in Prepaid Expenses	$0	$0	$0	$0	$0
Change in payable	$0	$0	$0	$0	$0
Cash flow from financing activities	$0	$0	$0	$0	$4,500
LaunchTN Grant					$4,500
Cash at beginning at the period	$5,150	$1,500	$802	$0	$9,100
Net Increase (Decrease) in Cash	$5,150	$1,500	$802	$0	$9,100
Cash at End of Period	$17.79	$17.79	$17.79	0	$0

SangCash LLC
Financial Statements

Fiscal Years Ended December 31, 2017, 2018, 2019, 2020, 2021

1. Organization and Purpose

   SangCash, LLC (the "Company"), is an LLC organized under the laws of the State of Delaware. The company operates a payment platform that collects royalties from music users and distributes that money to songwriters/composers.

2. Summary of Significant Accounting Policies

   A summary of the Company's significant accounting policies applied in preparation of the accompanying financials follows:

   a) Basis of Accounting

   The company prepares its financial statements on a cash basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time the liabilities are incurred.

   b) Fiscal Year

   The company operates on a 52-week fiscal year ending December 31.

   c) Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal years ended December 2017, 2018, 2019, 2020, 2021, the company's cash positions include its operating bank account.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. Subsequent Event

The company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.